Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (No. 333-104871, No. 333-183875, No. 333-212075 and No. 333-239255) on Form S-8 of Webster Financial Corporation of our report dated June 25, 2021, with respect to the statements of net assets available for benefits of the Webster Bank Retirement Savings Plan as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended and the related notes (collectively, the "financial statements"), and the supplemental schedule of Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2020.
/s/ KPMG LLP
Hartford, Connecticut
June 25, 2021